Exhibit 12C
                                                                   Page 1 of 2


                 METROPOLITAN EDISON COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                      UNAUDITED



                                                        Six Months Ended
                                                    June 30,        June 30,
                                                      1997            1996


 OPERATING REVENUES                                 $463,814        $444,746

 OPERATING EXPENSES                                  343,400         342,477
   Interest portion of rentals (A)                     2,503           2,700
       Net expense                                   340,897         339,777

 OTHER INCOME AND DEDUCTIONS:
   Allowance for funds used
     during construction                                 712             535
   Other income/(expense), net                         2,104             174
       Total other income and deductions               2,816             709

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $125,733        $105,678

 FIXED CHARGES:
   Interest on funded indebtedness                  $ 22,294        $ 22,937
   Other interest (B)                                  8,128           6,531
   Interest portion of rentals (A)                     2,503           2,700
       Total fixed charges                          $ 32,925        $ 32,168

 RATIO OF EARNINGS TO FIXED CHARGES                     3.82            3.29

 Preferred stock dividend requirement               $    242        $    472
 Ratio of income before provision for
   income taxes to net income (C)                      172.2%          180.0%
 Preferred stock dividend requirement
   on a pretax basis                                     417             850
 Fixed charges, as above                              32,925          32,168
       Total fixed charges and
         preferred stock dividends                  $ 33,342        $ 33,018

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                        3.77            3.20

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                                                                   Exhibit 12C
                                                                   Page 2 of 2


                 METROPOLITAN EDISON COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                      UNAUDITED






 NOTES:

 (A) The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B) Includes dividends on company-obligated mandatorily redeemable preferred securities of $4,500 for the six month periods ended June 30, 1997 and 1996, respectively.

 (C) Represents income before provision for income taxes of $92,808 and $73,510 for the six month periods ended June 30, 1997 and 1996, respectively, divided by net income of $53,888 and $40,843, respectively for the same periods.

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